SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

SPE.CVM.019/2008

São Paulo, June 23, 2008

To
Telemig Celular Participações (“Company”)

C/O: Investor Relations Officer
Mr. Roberto Oliveira de Lima

Ref.: Article 12 of CVM Instruction 358/2002, as amended by CVM Instruction 449/2007

Dear Sirs,

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 33.700.394/0001 -40, as the administrator of investment funds, funds of funds and managed portfolios (“Funds”), herby informs that on June 18, 2008 the consolidated equity interest under our management in common shares in the Company was reduced to 4.59% (four point fifty-nine percent), represented by 618,777 (six hundred eighteen thousand, seven hundred and seventy-seven) shares, as stated in the attached chart.

In addition, we clarify that this equity interest has the sole objective of seeking a return on investment, with no interest in participating in the management of the Company.

Lastly, we clarify that the individual interests described in the attached chart should not be disclosed by the Company, given that they represent percentages of less than 5% (five percent), and therefore are not subject to disclosure pursuant to Article 12 of CVM Instruction 358/2002.

We are at your disposal for any further clarifications you may require.

Sincerely,

Roberto Lamy	Márcia Maria de Freitas Aguiar
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 02, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.